
RECEIVED
MAR 0 1 2002
352

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006262

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Portfolios Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4250 Veterans Highway
(No. and Street)

Holbrook	NY	11741
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Baiata 631-439-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtz Rubenstein & Co., LLP
(Name – *if individual, state last, first, middle name*)

125 Baylis Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Frank Baiata, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Portfolios Financial Services Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID G. REY
NOTARY PUBLIC, State of New York
No. 5010840
Qualified in Suffolk County
Commission Expires April 5, ~~19~~ 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations
- [x] (d) Statement of cash flows
- [x] (e) Statement of Changes in Stockholders' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ RUBENSTEIN & CO., LLP


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
332

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

HOLTZ RUBENSTEIN & CO., LLP

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

CONTENTS

FINANCIAL STATEMENTS

HOLTZ RUBENSTEIN & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
American Portfolios Financial Services, Inc.
Holbrook, New York

We have audited the accompanying statement of financial condition of American Portfolios Financial Services, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the period May 1, 2001 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Portfolios Financial Services, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period May 1, 2001 (inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein + Co., LLP

February 5, 2002
Melville, New York

Main Office: 125 Baylis Road, Melville, NY 11747-3823 • Fax 631/752-1742 • 631/752-7400
1120 Avenue of the Americas, New York, NY 10036-6773 • 212/398-7600
www.hrcpa.com

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS	
Cash	$ 415,971
Deposits with clearing organization	111,184
Receivable from broker-dealers and clearing organizations	305,336
Receivable from account representatives	16,962
Miscellaneous receivable	46,000
Prepaid insurance and other	52,489
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $4,901	2,089
Licenses	100,000
Deferred tax asset	58,921
Goodwill	3,623,272
	$ 4,732,224

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to broker-dealer and clearing organizations	$ 84,237
Accounts payable and accrued expenses	55,494
Due to affiliate	21,306
Commissions payable	582,610
	743,647
STOCKHOLDER'S EQUITY:	
Common stock, no par value, 1,500 shares authorized; 100 shares issued and outstanding	3,825,001
Additional paid-in capital	454,675
Accumulated deficit	(291,099)
	3,988,577
	$ 4,732,224

See notes to financial statements

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

REVENUES:	
Commission revenue	$ 2,495,443
Marketing and service fee income	49,482
Gain on sale assets	39,019
Interest and dividends	2,612
	2,586,556
EXPENSES:	
Commission expense	2,086,357
Exchange and clearance fees	40,541
Data processing and reporting	45,154
Employee benefits and pension	12,206
Furniture and equipment rentals	14,962
Insurance	26,390
Legal and professional	77,093
Licensing and registration fees	85,474
Meal, entertainment and travel	18,593
Office expense	42,789
Office salaries	295,650
Officer's salaries	90,692
Payroll taxes	29,114
Rent and occupancy	36,448
Telephone	16,588
Sundry	14,325
	2,932,376
Loss before (benefits) provision for income taxes	(345,820)
(Benefit) provision for income taxes:	
Current	4,200
Deferred	(58,921)
	(54,721)
Net loss	$ (291,099)

See notes to financial statements

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance, May 1, 2001 (Inception)	-	$ -	$ -	$ -
Issuance of Stock - May 1, 2001	100	3,825,001	-	-
Contributed Capital	-	-	454,675	-
Net Loss	-	-	-	(291,099)
Balance, December 31, 2001	100	$ 3,825,001	$ 454,675	$ (291,099)

See notes to financial statements

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(291,099)
Adjustments to reconcile net loss to net cash used operating activities:	
Depreciation and amortization	740
Deferred tax benefit	(58,921)
Loss on the disposition of equipment	6,981
Gain on sale of intangible asset	(46,000)
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Deposits with clearing organizations	(75,522)
Receivable from broker-dealer and clearing organizations	(243,696)
Receivable from account representatives	(16,962)
Prepaid insurance	(49,609)
Increase (decrease) in liabilities:	
Payable to broker-dealer and clearing organizations	84,237
Accounts payable and accrued expenses	41,317
Commissions payable	544,363
Total adjustments	186,928
Net cash used in operating activities	(104,171)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,326)
Cash acquired from business combination	46,487
Net cash provided by investing activities	44,161
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributed capital	454,675
Advances from affiliate	21,306
Net cash provided by financing activities	475,981
Net increase in cash and cash equivalents	415,971
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$415,971

See notes to financial statements

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

PERIOD MAY 1, 2001 (INCEPTION) THROUGH DECEMBER 31, 2001

1. Summary of Significant Accounting Policies:

a. Nature of business

American Portfolios Financial Services, Inc. ("APFS") acquired an existing broker-dealer on May 1, 2001 and commenced operations on October 1, 2001 after attaining licensure and registration changes for the company and its network of independent representatives. The company's primary source of revenue is providing brokerage services to its customers, who are predominately small and middle-market businesses and individuals. These services are marketed by independent representatives located in 17 states.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c. Basis of presentation

APFS is a wholly-owned subsidiary of American Portfolios Holdings, Inc. ("APH"). The financial statements reflect APFS's business activities.

d. Statement of cash flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Securities transactions

Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

f. Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

g. Advertising costs

Advertising costs, which are expenses as incurred, approximated $2,500 for the period May 1, 2001 (inception) through December 31, 2001.

1. **Summary off Significant Accounting Policies:** (Cont'd)

h. New accounting standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." The effective date for implementation of this new standard is January 1, 2002 with early adoption for companies whose fiscal years began after March 31, 2001 and did not report amortization on goodwill and other intangibles in their first quarter financial statements. The Company has elected to adopt the new rules effective May 1, 2001 (inception). The new rules require that goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed annually for impairment.

i. Income taxes

The Company's federal and New York State tax returns are prepared on a consolidated (combined) basis and accordingly, inclusive in the consolidated group's filings.

j. Depreciation

Depreciation is provided on an accelerated basis using estimated useful lives of five to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

2. **Business Combination:**

On May 1, 2001, the Company acquired 100% of the outstanding common stock of Triad Financial, Inc., an existing broker-dealer, for an aggregate purchase price of $3,825,000, consisting of the issuance of 2,550,000 shares of the Company's common stock valued at $3,825,000. This acquisition has been accounted for as a purchase. The net assets acquired are allocated as follows:

Cash	$ 46,487
Deposits with clearing organizations	35,662
Receivables from broker-dealer and clearing organizations	61,640
Furniture, fixtures, and leasehold improvements	7,483
Security deposits	2,880
Licenses	100,000
Goodwill	3,623,272
Accounts payable and accrued expenses	(14,177)
Commissions payable	(38,247)
	$ 3,825,000

The historical carrying amount of the assets acquired and liabilities assumed approximated their fair values on the date of acquisition. Approximately $3,623,000 of the excess of the fair value of the common stock issued over the net assets acquired has been allocated to goodwill.

3. Receivable from and Payable to Clearing Organization:

Amounts receivable from and payable to clearing organizations at December 31, 2001, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 111,184	$ -
Receivable/payable to/from clearing organization	-	84,237
Fees and commissions receivable/payable	305,336	-
	$ 416,520	$ 84,237

The Company clears, on an exclusive basis, its customer transactions through another broker-dealer on a fully disclosed basis. The arrangement required the Company to make a $100,000 deposit with the clearing agent, which is in an interest bearing account. The clearing agent offsets their fees, against the Company's commissions on a monthly basis. The amount payable to the clearing broker relates to the aforementioned transactions.

APFS is a clearing member of National Securities Clearing Corporation ("NSCC"). The primary purpose for this arrangement is the Company's participation in NSCC's commission settlement program. The Company receives daily information downloads, and together with information provided from their clearing agent, prepare detailed commission statements for their independent registered representatives. The Company was required to deposit $10,000 in an interest bearing account with NSCC.

4. Receivable from and Payable to Customers:

Amounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

5. Commissions Payable and Independent Representative Transactions:

The Company conducts business through a network of independent representatives who receive commissions for their services according to the Company's "Pay-out Grid". As of December 31, 2001 the Company owed its independent representatives approximately $582,600.

In addition, APFS charges the independent representatives maintenance fees for access to certain computer information and customer support services. Fees charged for the period May 1, 2001 (inception) through December 31, 2001 amounted to $136,900 of which $17,000 was receivable at year end.

6. Employee Benefit Plans:

The Company sponsors a money purchase plan and a profit sharing plan covering all eligible employees. The Company is required to contribute 10% of employee salaries to the money purchase plan. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Total plan contributions for 2001 were $12,200.

The Company will be terminating these plans in the subsequent year.

7. Concentration of Credit Risk:

The Company is engaged in various brokerage activities, in which customer transactions are cleared through unrelated vendors. In the event that these parties do not fulfill their obligations, the Company may be exposed to risk inclusive of disrupted operations. To reduce this risk, the Company periodically monitors these functions.

The Company's revenue is dependent upon economic and market conditions, as well as its ability to process voluminous customer transactions. The Company is vulnerable to risk if economic and market conditions weaken.

The Company has several cash accounts in a financial institution that are in excess of the amount insured by the Federal Depository Insurance Corporation (FDIC). At December 31, 2001 the excess was approximately $173,000. The risk is managed by maintaining all deposits in high quality institutions.

8. Operating Leases and Related Party:

The Company leases its office facility, equipment and furnishings under a "turn-key" sublease arrangement from its parent company. APFS is obligated to reimburse all expenses, at cost, inclusive of utilities, repairs and insurance. Under this arrangement rent expense was $32,400 and office equipment rentals were $15,000. A portion of these facilities are sublet to the Company's independent representatives. The independent representatives reimbursed the Company $23,400 in rent and $1,400 in equipment rental for the period May 1, 2001 (inception) through December 31, 2001.

The Company is currently expected to make payments to its parent for the leasing of the Holbrook office space in the amount of $9,700 per month. This payment will increase 4% cumulatively as of November each year.

The Company is also expected to make payments to its parent for the leasing of office furniture equipment in the amount of $3,700 per month.

The Company has a second office lease which terminates in January of 2003 and will not be renewed. The current monthly lease payment is $3,000, which will increase by 4% as of August 2002 for the remainder of the lease term. This facility is leased from an independent third party and its minimum payments are reflected in the schedule below.

The following is a schedule of operating lease obligations:

Year Ended December 31,	Amount
2002	$ 38,066
2003	3,222

9. Commitments:

The Company leases a portion of its computer software under an open-ended operating lease which can be terminated by either party upon its anniversary date. In addition to paying a base monthly fee of $4,500, APFS is responsible for a usage fee. Lease expense amounted to $13,600 for the period May 1, 2001 (inception) through December 31, 2001.

9. **Commitments**: (Cont'd)

On January 17, 2002 the Company entered into a Registered Representative Recruiting Agreement. The recruiter is to receive five-percent (5%) for the first year and four-percent (4%) for years two through six of any gross concessions APFS derives from independent representatives that register with the Company as a direct result of the recruiters' efforts. The Company, in their sole discretion, has the right to approve or disapprove registration without any obligation to the recruiter.

10. **Net Capital Requirements**:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001, the Company had net capital of $86,357, which was $36,357 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 8.6 to 1.

11. **Income Taxes**:

The Company is included in the consolidated federal income tax and the combined New York State tax returns filed by its parent. In addition, APFS is required to file returns in several other states.

Tax liabilities, for financial statement reporting purposes, are calculated as if the Company filed separate income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ -	$ (44,191)	$ (44,191)
State	4,200	(14,730)	(10,530)
	$ 4,200	$ (58,921)	$ (54,721)

A deferred tax benefit has been recorded on the statement of financial condition as a result of the Company's net operating losses and difference in the tax treatment of organization costs.

11. Income Taxes: (Cont'd)

The company's net operating loss carryforwards as of December 31, 2001, which are available in future years are as follows:

	Net Operating Loss	Begin to Expire
Federal	$ 301,384	12/31/21
State	297,184	12/31/06

12. Common Stock:

The Company is authorized to issue up to 1,500 shares of no par value common stock. As of December 31, 2001, 100 shares were issued and outstanding, which represent a 100% ownership, to American Portfolios Holdings, Inc. (the "Parent").

13. Supplemental Information - Statement of Cash Flows:

Cash paid for interest during the period May 1, 2001 (inception) through December 31, 2001 for interest was $2,740.

SUPPLEMENTARY INFORMATION

AMERICAN PORTFOLIOS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION - PURSUANT TO RULE 17 A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1:

NET CAPITAL:	
Total stockholder's equity	$ 3,988,577
Non-allowable assets:	
Clearing organization deposits in excess of required balances	1,185
Receivables from independent representatives	16,962
Miscellaneous receivable	46,000
Prepaid insurance	49,609
Furniture, equipment and leasehold improvements	2,089
Security deposit	2,880
Licenses	100,000
Deferred tax	58,921
Goodwill	3,623,272
Haircut on securities held	1,302
	3,902,220
	$ 86,357

RATIO: Aggregate indebtedness to net capital ($743,647/$86,357) 8.6 to 1

RECONCILIATION WITH COMPUTATION INCLUDED IN PART II OF FORM X - 17A-5 AS OF DECEMBER 31, 2001:

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 88,887
Audit adjustment to bond sales	3,045
Audit adjustment to payable to clearing organizations	4,046
Audit adjustment to commissions receivable	(9,542)
Other audit adjustments (net)	(79)
	$ 86,357

SCHEDULE 2 - COMPUTATION OF DETERMINATION OF RESERVE PURSUANT TO RULE 15c3-3:

NOT APPLICABLE

See accountants' independent auditors' report

HOLTZ RUBENSTEIN & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholder of
American Portfolios Financial Services, Inc.
Holbrook, New York

In planning and performing our audit of the financial statements and supplemental schedule of American Portfolios Financial Services, Inc. (the "Company") for the period May 1, 2001 (inception) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Portfolios Financial Services, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Main Office: 125 Baylis Road, Melville, NY 11747-3823 • Fax 631/752-1742 • 631/752-7400
1120 Avenue of the Americas, New York, NY 10036-6773 • 212/398-7600
www.hrcpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein + Co., LLP

February 5, 2002
Melville, New York